UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

_______________________

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3ASR (Registration Number: 333-187531) and Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Consolidated Financial Statements as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 15, 2017

Item 1

Arcos Dorados Holdings Inc.

Consolidated Financial Statements

As of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arcos Dorados Holdings Inc. and subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Buenos Aires, Argentina

March 15, 2017

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

Arcos Dorados Holdings Inc.

Consolidated Statements of Income (Loss)

For the fiscal years ended December 31, 2016, 2015 and 2014

Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2016	2015	2014
Sales by Company-operated restaurants	$2,803,334	$2,930,379	$3,504,302
Revenues from franchised restaurants	125,296	122,361	146,763
Total revenues	2,928,630	3,052,740	3,651,065

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,012,976)	(1,037,487)	(1,243,907)
Payroll and employee benefits	(607,082)	(660,773)	(791,677)
Occupancy and other operating expenses	(752,428)	(793,622)	(939,481)
Royalty fees	(142,777)	(149,089)	(173,663)
Franchised restaurants – occupancy expenses	(55,098)	(54,242)	(63,939)
General and administrative expenses	(221,075)	(270,680)	(272,065)
Other operating income (expenses), net	41,386	6,560	(95,476)
Total operating costs and expenses	(2,750,050)	(2,959,333)	(3,580,208)
Operating income	178,580	93,407	70,857
Net interest expense	(66,880)	(64,407)	(72,750)
Loss from derivative instruments	(3,065)	(2,894)	(685)
Foreign currency exchange results	32,354	(54,032)	(74,117)
Other non-operating (expenses) income, net	(2,360)	(627)	146
Income (loss) before income taxes	138,629	(28,553)	(76,549)
Income tax expense	(59,641)	(22,816)	(32,479)
Net income (loss)	78,988	(51,369)	(109,028)
Less: Net income attributable to non-controlling interests	(178)	(264)	(305)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$78,810	$(51,633)	$(109,333)

Earnings (loss) per share information:
Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.37	$(0.25)	$(0.52)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	0.37	(0.25)	(0.52)

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Comprehensive Income (Loss)

For the fiscal years ended December 31, 2016, 2015 and 2014

Amounts in thousands of US dollars

	2016	2015	2014
Net income (loss)	$78,988	$(51,369)	$(109,028)

Other comprehensive income (loss), net of tax:

Foreign currency translation	(9,929)	(128,492)	(85,858)
Post-employment benefits:
Loss recognized in accumulated other comprehensive income (loss)	(310)	(213)	(544)
Reclassification of loss to consolidated statement of income (loss)	386	440	199
Post-employment benefits (expenses) (net of $39, $120 and $178 of deferred income taxes, respectively)	76	227	(345)
Cash flow hedges:
Net (loss) gains recognized in accumulated other comprehensive loss	(18,813)	20,487	5,158
Reclassification of net loss (gain) to consolidated statement of income (loss)	11,242	(14,209)	(2,792)
Cash flow hedges (net of $nil of income taxes)	(7,571)	6,278	2,366
Total other comprehensive loss	(17,424)	(121,987)	(83,837)
Comprehensive income (loss)	61,564	(173,356)	(192,865)
Less: Comprehensive income attributable to non-controlling interests	(140)	(73)	(200)
Comprehensive income (loss) attributable to Arcos Dorados Holdings Inc.	$61,424	$(173,429)	$(193,065)

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Balance Sheet

As of December 31, 2016 and 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2016	2015
Current assets
Cash and cash equivalents	$194,803	$112,519
Accounts and notes receivable, net	83,239	63,348
Other receivables	28,841	35,629
Inventories	48,915	44,641
Prepaid expenses and other current assets	87,643	110,808
Deferred income taxes	—	12,051
McDonald’s Corporation’s indemnification for contingencies	1,749	—
Total current assets	445,190	378,996
Non-current assets
Miscellaneous	89,661	62,524
Collateral deposits	5,325	5,325
Property and equipment, net	847,966	833,357
Net intangible assets and goodwill	43,044	49,486
Deferred income taxes	70,446	63,321
Derivative instruments	—	6,741
McDonald’s Corporation’s indemnification for contingencies	3,421	3,452
Total non-current assets	1,059,863	1,024,206
Total assets	$1,505,053	$1,403,202
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$217,914	$187,685
Royalties payable to McDonald’s Corporation	17,585	14,834
Income taxes payable	38,912	28,581
Other taxes payable	73,681	69,006
Accrued payroll and other liabilities	144,442	93,112
Provision for contingencies	764	512
Interest payable	7,035	15,990
Short-term debt	—	2,500
Current portion of long-term debt	28,099	161,240
Derivative instruments	19,876	2,126
Deferred income taxes	—	1,728
Total current liabilities	548,308	577,314
Non-current liabilities
Accrued payroll and other liabilities	23,760	19,381
Provision for contingencies	17,348	20,066
Long-term debt, excluding current portion	551,580	491,327
Derivative instruments	10,615	—
Deferred income taxes	1,866	8,224
Total non-current liabilities	605,169	538,998
Total liabilities	1,153,477	1,116,312
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 130,711,224 shares issued and outstanding at December 31, 2016; 130,538,896 shares issued and outstanding at December 31, 2015	373,969	371,857
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding at December 31, 2016 and 2015	132,915	132,915
Additional paid-in capital	13,788	12,606
Retained earnings	271,968	193,158
Accumulated other comprehensive losses	(441,649)	(424,263)
Total Arcos Dorados Holdings Inc. shareholders’ equity	350,991	286,273
Non-controlling interests in subsidiaries	585	617
Total equity	351,576	286,890
Total liabilities and equity	$1,505,053	$1,403,202

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Cash Flows

For the fiscal years ended December 31, 2016, 2015 and 2014

Amounts in thousands of US dollars

	2016	2015	2014
Operating activities
Net income (loss) attributable to Arcos Dorados Holdings Inc	$78,810	$(51,633)	$(109,333)
Adjustments to reconcile net income (loss) attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	92,969	110,715	116,811
Loss from derivative instruments	3,065	2,894	685
Amortization and accrual of letter of credit fees and deferred financing costs	3,974	3,982	4,195
Gain of property and equipment sales	(55,163)	(10,942)	(890)
Net income attributable to non-controlling interests	178	264	305
Deferred income taxes	5,499	(9,057)	7,419
Foreign currency exchange results	(33,348)	23,239	55,894
Accrued net share-based compensation expense	3,558	4,082	9,252
Impairment of long-lived assets and goodwill	12,742	13,022	52,915
Write-offs and related contingencies of property and equipment	5,776	6,038	7,111
Gain on Sales of restaurants businesses	(16,549)	(3,390)	(1,079)
Others, net	6,459	6,892	7,418
Changes in assets and liabilities:
Accounts payable	35,815	25,020	(16,128)
Accounts and notes receivable and other receivables	(32,604)	2,369	(9,779)
Inventories, prepaid and other assets	26,763	(45,900)	53,082
Income taxes payable	9,480	15,786	15,884
Other taxes payable	8,180	(2,568)	(27)
Interest payable	(9,533)	(3,746)	(1,054)
Accrued payroll and other liabilities and provision for contingencies	15,412	24,195	(198)
Others	2,706	1,427	608
Net cash provided by operating activities	164,189	112,689	193,091
Investing activities
Property and equipment expenditures	(92,282)	(90,964)	(169,813)
Purchases of restaurant businesses paid at acquisition date	—	(1,091)	(825)
Proceeds from sale of property and equipment and related advances	88,380	19,738	3,237
Proceeds from sales of restaurant businesses and related advances	25,090	3,861	1,938
Loans collected from / (granted to) related parties	1,800	9,702	(2,500)
Other investing activity	30	(1,361)	(1,001)
Net cash provided by (used in) investing activities	23,018	(60,115)	(168,964)
Financing activities
Proceeds from secured loan agreement	167,262	—	—
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	—	(12,509)	(50,036)
Net (payment) collection of derivative instruments	(6,268)	19,817	—
Purchase of 2023 Notes	(80,800)	—	—
Purchase and repayment of 2016 Notes	(181,156)	(11,710)	—
Issuance of other long-term debt	—	—	33,267
Net short-term borrowings	(2,488)	(29,043)	26,296
Other financing activities	(9,545)	(8,818)	(8,343)
Net cash (used in) provided by financing activities	(112,995)	(42,263)	1,184
Effect of exchange rate changes on cash and cash equivalents	8,072	(36,822)	(61,929)
Increase (decrease) in cash and cash equivalents	82,284	(26,511)	(36,618)
Cash and cash equivalents at the beginning of the year	112,519	139,030	175,648
Cash and cash equivalents at the end of the year	$194,803	$112,519	$139,030

Supplemental cash flow information:
Cash paid during the year for:
Interest	$76,605	$64,229	$71,369
Income tax	39,135	11,191	13,139
Non-cash investing and financing activities:
Dividend declared pending of payment	—	—	12,509
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	—	2,113	1,864
Exchange of assets	2,150	—	—

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Changes in Equity

For the fiscal years ended December 31, 2016, 2015 and 2014

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non-controlling interests	Total
	Number	Amount	Number	Amount
Balances at December 31, 2013	129,867,426	358,820	80,000,000	132,915	17,250	404,287	(218,735)	694,537	762	695,299
Net income for the year	—	—	—	—	—	(109,333)	—	(109,333)	305	(109,028)
Other comprehensive losses	—	—	—	—	—	—	(83,732)	(83,732)	(105)	(83,837)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,036)	—	(50,036)	—	(50,036)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	348,617	6,881	—	—	(6,881)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	6,163	—	—	6,163	—	6,163
Acquisition of non-controlling interests	—	—	—	—	(558)	—	—	(558)	(192)	(750)
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(127)	—	(127)	—	(127)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(97)	(97)
Balances at December 31, 2014	130,216,043	365,701	80,000,000	132,915	15,974	244,791	(302,467)	456,914	673	457,587
Net loss for the year	—	—	—	—	—	(51,633)	—	(51,633)	264	(51,369)
Other comprehensive losses	—	—	—	—	—	—	(121,796)	(121,796)	(191)	(121,987)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	322,853	6,156	—	—	(6,156)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	2,788	—	—	2,788	—	2,788
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(129)	(129)
Balances at December 31, 2015	130,538,896	371,857	80,000,000	132,915	12,606	193,158	(424,263)	286,273	617	286,890
Net income for the year	—	—	—	—	—	78,810	—	78,810	178	78,988
Other comprehensive losses	—	—	—	—	—	—	(17,386)	(17,386)	(38)	(17,424)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	172,328	2,112	—	—	(2,112)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	3,294	—	—	3,294	—	3,294
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(172)	(172)
Balances at December 31, 2016	130,711,224	373,969	80,000,000	132,915	13,788	271,968	(441,649)	350,991	585	351,576

See Notes to the Consolidated Financial Statements.

1. Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has a 99.999% equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). See Note 4 for details. Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guyana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027.  On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2. Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

Reclassifications

Certain reclassifications have been made from "Occupancy and other operating expenses" to "Payroll and employee benefits" in the Company's consolidated statements of income (loss), totaling $44,415 and $57,584, to the prior years information to conform to the current year presentation, for the fiscal year ended December, 31, 2015 and 2014, respectively.

According to the Accounting Standard Update 2015-03, debt issuance cost related to a recognized debt liability is required to be presented in the consolidated statements of balance sheet as a direct deduction from the corresponding debt liability rather than as an asset for the fiscal year beginning after December 15, 2015. As a result, certain reclassifications have been made from "Miscellaneous", included within "Non-current asset" amounting to $3,775 to "Current portion of long-term debt" and to "Long-term debt, excluding current portion", included within "Liabilities" in the Company's consolidated balance sheet amounting to $359 and $3,416, respectively.

3. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

3.       Summary of significant accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its income (loss) statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive losses” within shareholders’ equity.

See Note 22 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, from the date of purchase, to be cash equivalents.

Revenue recognition

The Company’s revenues consist of sales by Company-operated restaurants and revenues from restaurants operated by franchisees. Sales by Company-operated restaurants are recognized on a cash basis. The Company presents sales net of sales tax and other sales-related taxes. Revenues from restaurants operated by franchisees include rental income, initial franchise fees and royalty income. Rental income is measured on a monthly basis based on the greater of a fixed rent, computed on a straight-line basis, or a certain percentage of gross sales reported by franchisees. Initial franchise fees represent the difference between the amount the Company collects from the franchisee and the amount the Company pays to McDonald’s Corporation upon the opening of a new restaurant, which is when the Company has performed substantially all initial services required by the franchisee agreement. Royalty income represents the difference, if any, between the amount the Company collects from the franchisee and the amount the Company is required to pay to McDonald’s Corporation. Royalty income is recognized in the period earned.

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees and debit and credit card receivables. Accounts receivable are initially recorded at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover losses resulting from the inability of its franchisees to make required payments. In judging the adequacy of the allowance for doubtful accounts, the Company considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables.

3.       Summary of significant accounting policies (continued)

Other receivables

Other receivables primarily consist of value-added tax and other tax receivables (amounting to $15,089 and $24,088 as of December 31, 2016 and 2015, respectively). Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Property costs include costs of land and building for both company-operated and franchise restaurants while equipment costs primarily relate to company-operated restaurants. Cost of property and equipment acquired from McDonald’s Corporation (as part of the acquisition of LatAm business) was determined based on its estimated fair market value at the acquisition date, then partially reduced by the allocation of the negative goodwill that resulted from the purchase price allocation. Cost of property and equipment acquired or constructed after the acquisition of LatAm business in connection with the Company’s restaurant reimaging and extension program is comprised of acquisition and construction costs and capitalized internal costs. Capitalized internal costs include payroll expenses related to employees fully dedicated to restaurant construction projects and related travel expenses. Capitalized payroll costs are allocated to each new restaurant location based on the actual time spent on each project. The Company commences capitalizing costs related to construction projects when it becomes probable that the project will be developed – when the site has been identified and the related profitability assessment has been approved. Maintenance and repairs are expensed as incurred. Accumulated depreciation is calculated using the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – the lesser of useful lives of assets or lease terms which generally include option periods; and equipment 3 to 12 years.

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements, letter of credit fees and others.

The Company follows the provisions of ASC 350-40-30 within ASC 350 Intangibles, Subtopic 40 Internal Use Software which requires the capitalization of costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three years on a straight line basis.

The Company is required to pay to McDonald’s Corporation an initial franchisee fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise.

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchised restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and operating conditions for the acquired restaurants. The reacquired franchise right is measured using a valuation technique that considers restaurant's cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Letter of credit fees are amortized on a straight-line basis over the term of the Letter of Credit.

3.       Summary of significant accounting policies (continued)

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

During June 2014 and March 2015, the Company performed an impairment testing of its long-lived assets in Venezuela considering the operating losses incurred in this market as a consequence of the Company’s currency exchange rate changes (indicator of potential impairment), as mentioned in Note 22. As a result of this analysis, the Company recorded impairment charges of $7,804 and $45,186 during the fiscal years 2015 and 2014, respectively, primarily associated to an advanced payment for a real estate given during the fourth quarter of 2013, using a fair market value approach. The impairment charges also included certain restaurants with undiscounted future cash flows insufficient to recover their carrying value. In the fourth quarter of 2016, 2015 and 2014, the Company assessed all markets for impairment indicators. As a result of these assessments, the Company concluded the second step was required to be performed as a component of the impairment testing of its long-lived assets in the following markets on a per store basis:

	2016	2015	2014
Puerto Rico	Yes	Yes	Yes
Mexico	Yes	Yes	Yes
Peru	Yes	Yes	Yes
Aruba	Yes	Yes	Yes
Curacao	No	Yes	Yes
USVI	Yes	Yes	Yes
Venezuela	Yes	Yes	Yes
Colombia	Yes	Yes	Yes
Ecuador	Yes	Yes	No
Trinidad and Tobago	Yes	No	No

As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating income (expenses), net on the statements of income (loss):

Fiscal year	Markets	Total
2016	Mexico, Puerto Rico, USVI, Peru, Ecuador, Venezuela and Trinidad and Tobago	$7,697
2015	Mexico, Peru, Colombia and Venezuela	12,343
2014	Mexico, Puerto Rico, Peru, Colombia and Venezuela	50,886

3.       Summary of significant accounting policies (continued)

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis. The annual impairment test is mostly performed during the fourth quarter of the fiscal year and compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill.

In assessing the recoverability of the goodwill, the Company considers changes in economic conditions and makes assumptions regarding estimated future cash flows and other factors. Estimates of future cash flows are highly subjective judgments based on the Company’s experience and knowledge of its operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends.

As a result of the analyses performed the Company recorded the following impairment charges, related to goodwill generated in the acquisition of franchised restaurants, for the markets indicated below within Other operating income (expenses), net on the statements of income (loss):

Fiscal year	Markets	Total
2016	Mexico	$5,045
2015	Argentina	679
2014	Puerto Rico	2,029

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $117,250, $122,920 and $146,363 in 2016, 2015 and 2014, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $36,374, $35,131 and $44,828 in 2016, 2015 and 2014, respectively.

Accounting for income taxes

The Company records deferred income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  The guidance requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the more likely than not criterion for realization.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is regularly audited by tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax liabilities are recorded when, in management’s judgment, a tax position does not meet the more likely than not threshold for recognition. For tax positions that meet the more likely than not threshold, a tax liability may be recorded depending on management’s assessment of how the tax position will ultimately be settled. The Company records interest and penalties on unrecognized tax benefits in the provision for income taxes.

3.       Summary of significant accounting policies (continued)

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2016 and 2015, $2,241 and $2,142, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

Share-based compensation

The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 17 for details of the outstanding plans and the related accounting policies.

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either shareholders’ equity as accumulated other comprehensive income (loss) or net income (loss) depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

Severance payments

Under certain laws and labor agreements of the countries in which the Company operates, the Company is required to make minimum severance payments to employees who are dismissed without cause and employees leaving its employment in certain other circumstances. The Company accrues severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and can be reasonably estimated. Otherwise, severance payments are expensed as incurred.

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. See Note 18 for details.

Comprehensive income (loss)

Comprehensive income (loss) includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation gains and losses, unrealized results on cash flow hedges as well as unrecognized post-retirement benefits as components of comprehensive income (loss).

3.       Summary of significant accounting policies (continued)

Sales of properties and equipments and restaurant businesses

The Company recognizes the sale of properties and equipments when: (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The sale of restaurant businesses is recognized when the Company transfers substantially all of the risks and rewards of ownership.

In order to determine the gain or loss on the disposal, the goodwill associated with the sold of property and equipments and restaurant business, if any, is considered within the carrying value. The amount of goodwill to be included in that carrying amount is based on the relative fair value of the item to be disposed and the portion of the reporting unit that will be retained.

During fiscal years 2016, 2015 and 2014, the Company recorded results from sales of properties and equipments and restaurant businesses, amounting to $71,712, $14,332 and $1,969, respectively, included within “Other operating income (expenses), net”. The sales performed during fiscal years 2016 and 2015, were primarily related to the redevelopment of certain real estate assets and restaurant businesses, related to the refranchising of a number of company-operated restaurants.

In addition, as of December 31, 2016 and 2015, the Company received advances related to the redevelopment of certain real estate assets and restaurant businesses plan for which the sales had not met the aforementioned conditions, amounting to $34,341 and $4,939, respectively, recorded within the current portion of “Accrued payroll and other Liabilities”.

Recent accounting pronouncements

In May 2014, the FASB issued guidance codified in Accounting Standards Codification (ASC) 606, “Revenue Recognition - Revenue from Contracts with Customers,” which amends the guidance in former ASC 605, “Revenue Recognition,” and becomes effective beginning January 1, 2017. In August 12, 2015, the FASB deferred the effective date to annual reporting periods beginning after December 15, 2017. The standard’s core principle is that a company must recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. After evaluating the effect of adopting the new standard, the Company concluded that the sole source of revenue affected would be the initial franchise fee, which would be deferred over the term of the franchise agreement. Consequently, a deferred income is expected within a range of $4 million and $6 million as of the date of the adoption. The Company will adopt the modified retrospective method as of the date the new guidance become effective.

In November 2015, new guidance about ASC 740 “Income Tax” was issued. Becoming effective for fiscal periods, including interim periods, beginning after December 15, 2016, this standard requires the Company to classify all deferred tax assets and liabilities as non-current on the Consolidated Statements of Balance Sheets instead of separating deferred taxes into current and non-current amounts. As of December 31, 2016, the Company adopted this guidance prospectively, since early adoption was permitted.

In addition, in February 2016, new guidance about leases was issued. The new standard (ASC 842) supersede the lease requirements of ASC 840. The objective of the new guidance is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. This standard is effective for annual periods beginning after December 15, 2018, including interim periods. The Company is currently evaluating the impact of the provisions of ASC 842.

No other new accounting pronouncement issued or effective during the periods had or is expected to have a material impact on the Company’s consolidated financial statements.

4.        Acquisition of businesses

LatAm Business

On August 3, 2007, the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean for a final purchase price of $698,080.

The acquisition of the LatAm business was accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. When the fair value of the net assets acquired exceeded the purchase price, the resulting negative goodwill was allocated to partially reduce the fair value of the non-current assets acquired on a pro-rata basis.

In connection with this transaction, ADBV and certain subsidiaries (the “MF subsidiaries”) also entered into 20-year Master Franchise Agreements (“MFAs”) with McDonald’s Corporation which grants to the Company and its MF subsidiaries the following:

i.	The right to own and operate, directly or indirectly, franchised restaurants in each territory;

ii.	The right and license to grant sub franchises in each territory;

iii.	The right to adopt and use, and to grant the right and license to sub franchisees to adopt and use, the system in each territory;

iv.	The right to advertise to the public that it is a franchisee of McDonald’s;

v.	The right and license to grant sub franchises and sublicenses of each of the foregoing rights and licenses to each MF subsidiary.

The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. The amount to be paid during the first 10 years of the MFAs is equal to 5% of the US dollar equivalent of the gross product sales of each of the franchised restaurants. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement. Payment of monthly royalties is due on the seventh business day of the next calendar month.

Pursuant to the MFAs provisions, McDonald’s Corporation has the right to (a) terminate the MFAs, or (b) exercise a call option over the Company’s shares or any MF subsidiary, if the Company or any MF subsidiary (i) fails to comply with the McDonald’s System (as defined in the MFAs), (ii) files for bankruptcy, (iii) defaults on its financial debt payments, (iv) substantially fails to achieve targeted openings and reinvestments requirements, or (v) upon the occurrence of any other event of default as defined in the MFAs.

Other acquisitions

During fiscal years 2015 and 2014, the Company acquired certain franchised restaurants in certain territories. No acquisitions of franchised restaurant were made during fiscal year 2016. Presented below is supplemental information about these acquisitions:

4.       Acquisition of businesses (continued)

Purchases of restaurant businesses:	2015	2014
Property and equipment	$936	$583
Identifiable intangible assets	853	518
Goodwill	1,621	2,029
Assumed debt	(206)	—
Gain on bargain purchase of franchised restaurants	—	(71)
Purchase price	3,204	3,059
Restaurants sold in exchange	—	—
Settlement of franchise receivables	(2,113)	(1,436)
Seller financing	—	(798)
Purchase price paid at acquisition date	$1,091	$825

5. Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2016	2015
Receivables from franchisees	$45,700	$34,714
Debit and credit card receivables	40,652	28,683
Meal voucher receivables	11,024	8,920
Notes receivable	2,230	3,799
Allowance for doubtful accounts	(16,367)	(12,768)
	$83,239	$63,348

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2016	2015
Prepaid taxes	$52,407	$78,543
Prepaid expenses	18,753	21,124
Promotion items and prepayments	12,853	11,141
Other	3,630	—
	$87,643	$110,808

7. Miscellaneous

Miscellaneous consist of the following at year end:

	2016	2015
Judicial deposits	$35,652	$23,019
Tax credits	21,060	6,581
Prepaid property and equipment	13,279	11,344
Notes receivable	4,509	2,799
Rent deposits	4,471	6,584
Other	10,690	12,197
	$89,661	$62,524

8. Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2016	2015
Land	$145,417	$138,546
Buildings and leasehold improvements	605,156	575,238
Equipment	563,973	521,957
Total cost	1,314,546	1,235,741
Total accumulated depreciation	(466,580)	(402,384)
	$847,966	$833,357

Total depreciation expense for fiscal years 2016, 2015 and 2014 amounted to $83,993, $96,383 and $101,703, respectively.

9. Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2016	2015
Net intangible assets (i)
Computer software cost	$66,969	$60,088
Initial franchise fees	15,039	14,659
Reacquired franchised rights	8,219	8,128
Letter of credit fees	940	940
Others	1,000	1,000
Total cost	92,167	84,815
Total accumulated amortization	(56,242)	(47,579)
Subtotal	35,925	37,236

9. Net intangible assets and goodwill (continued)

Goodwill (ii)	2016	2015
Mexico	—	6,013
Brazil	5,100	4,191
Chile	1,110	1,050
Argentina	411	504
Ecuador	273	273
Peru	167	165
Colombia	58	54
Subtotal	7,119	12,250
	$43,044	$49,486

(i)	Total amortization expense for fiscal years 2016, 2015 and 2014 amounted to $8,976, $14,332 and $15,108, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $13,949 for 2017, $9,073 for 2018; $2,843 for 2019; $1,347 for 2020; $1,347 for 2021; and thereafter $7,366.

(ii)	Related to the acquisition of franchised restaurants (Mexico, Brazil, Peru, Chile, Argentina and Colombia) and non-controlling interests in subsidiaries (Ecuador and Chile).

10. Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2016	2015
Current:
Accrued payroll	$95,754	$74,559
Advances related to pending sales of property and equipment and restaurant businesses	34,341	4,939
Accrued expenses	9,492	11,817
Other liabilities	4,855	1,797
	$144,442	$93,112
Non-current:
Deferred rent	13,782	12,170
Other liabilities	9,978	7,211
	$23,760	$19,381

11. Short-term debt

Short-term debt consists of the following at year-end:

	2016	2015
Revolving Credit Facilities	$—	$2,500
	$—	$2,500

The Company entered into revolving credit facilities in order to borrow money from time to time to cover its working capital needs and for other general corporate purposes.

11.       Short-term debt (continued)

On August 1, 2016, ADBV renewed its committed revolving credit facility with Bank of America, N.A. (BOFA), as lender, for up to $25 million maturing on August 3, 2017. In addition, on November 10, 2016, ADBV entered into a revolving credit facility with JPMorgan Chase Bank, N.A, for up to $25 million maturing on November 10, 2017. Each loan made to ADBV under these agreements will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The obligations of ADBV under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens (except for the event of default that may occur derives from the credit and debit card receivables that secured the Secured Loan Agreement mentioned in Note 12), (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) is required to comply with a consolidated net indebtedness to EBITDA ratio lower than 3.0 to 1 as of the last day of the fiscal quarter ended December 31, 2016 and thereafter. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facilities and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of December 31, 2016, the mentioned ratio was 1.64 and thus the Company is currently in compliance with the ratio requirement under both revolving credit facilities.

12. Long-term debt

Long-term debt consists of the following at year-end:

	2016	2015
2023 Notes	$393,767	$473,767
2016 Notes	—	158,544
Secured loan agreement	167,262	—
Capital lease obligations	4,704	5,599
Other long-term borrowings	25,553	22,465
Subtotal	591,286	660,375
Discount on 2023 Notes	(5,029)	(6,918)
Premium on 2023 Notes	1,910	2,640
Premium on 2016 Notes	—	245
Fair value adjustment related to Secured loan agreement (i)	(2,877)	—
Deferred financing costs	(5,611)	(3,775)
Total	579,679	652,567
Current portion of long-term debt	28,099	161,240
Long-term debt, excluding current portion	$551,580	$491,327

(i)	The carrying value of hedged items in fair value hedges, are adjusted for fair value changes to the extent they are attributable to the risks designated as being hedged. The related hedging instrument is also recorded at fair value included within "Derivative instruments" in liabilities current and non-current.

12.       Long-term debt (continued)

2023 and 2016 Notes:

The following table presents additional information related to the 2023 Notes and 2016 Notes:

			Principal as of December 31,
	Annual interest rate	Currency	2016	2015	Maturity
2023 Notes	6.625%	USD	$393,767	473,767	September 27, 2023
2016 Notes	10.25%	BRL	—	158,544	July 13, 2016

	Interest Expense (i)			DFC Amortization (i)			Accretion of Premium and Amortization of Discount (i)
	2016	2015	2014	2016	2015	2014	2016	2015	2014
2023 Notes	$28,516	$31,387	$31,387	$943	$439	$438	$1,157	$515	$506
2016 Notes	6,668	20,991	29,490	391	805	778	(266)	(496)	(692)

(i) These charges are included within "Net interest expense" in the consolidated statements of income (loss).

On July 13, 2011 and April 24, 2012, the Company issued Brazilian reais notes due in 2016 (the "2016 Notes") amounting to Brazilian reais (“BRL”) 675,000. Periodic payments of principal were not required and interest was paid semi-annually beginning on January 13, 2012. The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs ("DFC") and were amortized over the life of the notes.

During November 2015 and January 2016, the Company redeemed a portion of the outstanding principal amount of its 2016 Notes. Furthermore, on April 8, 2016, the Company launched a cash tender offer for any and all of its outstanding 2016 Notes, at a redemption price equal to 97%, which expired on May 5, 2016. The holders who tendered their 2016 Notes prior to April 21, 2016, received a redemption price equal to 100%. The results related to the cash tender offer and the accelerated amortization of the related to DFC were recognized as interest expense within the consolidated statement of income (loss). Finally, on July 13, 2016, the Company settled the remaining 2016 Notes amounting to BRL 200,991 (equivalent to $60,965) and paid accrued and unpaid interest amounting to BRL 10,301 (equivalent to $3,124) related to the Notes.

The following table presents information related to the purchase and repayments of the principal of the 2016 Notes:

		Amount
Date	Redemption price	BRL	$
November 25, 2015	93.75%	40,000	9,995
November 30, 2015	93.75%	7,039	1,715
January 29, 2016	97.75%	1,180	288
April 21, 2016	100.00%	421,765	118,797
May 5, 2016	97.00%	4,025	1,106
July 13, 2016	100.00%	200,991	60,965
Total		675,000	192,866

On September 27, 2013, the Company issued senior notes, which are due in 2023 (the "2023 Notes"). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The gross proceeds from the cash issuance of 2023 Notes amounting to $378,409 were partially used to finance the purchase of 2019 Notes and to repay certain of the Company’s short-term debt. The 2019 Notes, were canceled during 2013, when the Company launched a tender and exchange offer pursuant to which it offered to exchange any and all of the outstanding 2019 Notes for 2023 Notes and to purchase any and all of the outstanding 2019 Notes for cash.

12.       Long-term debt (continued)

2023 and 2016 Notes (continued):

The Company recorded the portion of 2023 Notes issued in exchange for cash at the original price of 100.909%. The portion of 2023 Notes issued as consideration for the partial exchange of 2019 Notes was recorded at the carrying value of the 2019 Notes since there were no substantive modifications to the terms of the debts according to ASC 470-50-40. The net discount amounting to $5,420 (comprised of a discount of $8,829 related to the non-cash issuance, partially offset by $3,409 of a premium related to the cash issuance) is being accreted over the term of the 2023 Notes and recognized as a higher interest expense. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred DFC and are being amortized over the life of the notes.

On June 1, 2016, the Company launched a cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 Notes prior to June 14, received a redemption price equal to 101%. As a consequence of this transaction, the Company redeemed 16.89% of the outstanding principal. The total payment was $80,800 (including $800 of early tender payment) plus accrued and unpaid interest. The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income (loss).

The 2023 Notes, are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The 2023 Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2023 Notes to be due and payable immediately.

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Secured loan agreement

On March 29, 2016, the Company’s Brazilian subsidiary signed a $167,262 Secured Loan Agreement (the "Loan") with five off-shore lenders namely: Citibank N.A., Itaú BBA International plc, Santander (Brasil) S.A., Cayman Islands Branch, Bank of America N.A. and JP Morgan Chase Bank, N.A. Each loan under the agreement bears interest at the following annual interest rates:

Lender	Annual Interest Rate
Citibank N.A.	3M LIBOR + 2.439%
Itaú BBA International plc	5.26%
Banco Santander (Brasil) S.A., Cayman Islands Branch	4.7863%
Bank of America N.A.	3M LIBOR + 4.00%
JP Morgan Chase Bank, N.A.	3M LIBOR + 3.92%

In order to fully convert each loan of the agreement into BRL, the Brazilian subsidiary entered into five cross-currency interest rate swap agreements with the local subsidiaries of the same lenders. Consequently, the loans were fully converted into BRL amounting to BRL613,850. Refer to Note 13 for more details.

12.       Long-term debt (continued)

Secured loan agreement (continued)

Considering the cross currency interest rate swap agreements, the final interest rate of the Loan is the Interbank Market reference interest rate (known in Brazil as “CDI”) plus 4.50% per year. Interest payments are made quarterly, beginning June 2016 and principal payments will be made semi-annually, beginning September 2017.

The Company incurred $3,243 of financing costs related to this issuance, which were capitalized as DFC and are being amortized over the life of the loan.

The following table presents information related to the Secured loan agreement:

Interest Expense (i) (ii)			DFC Amortization (ii)
2016	2015	2014	2016	2015	2014
$6,519	$—	$—	$814	$—	$—

(i)	This charge does not include the effect of the cross-currency interest rate swap agreements mentioned in Note 13, amounting to a loss of $18,177. Including this effect the total interest cost amounts to $24,696.

(ii)	These charges are included within "Net interest expense" in the consolidated statement of income (loss).

The Loan matures on March 30, 2020 and periodic payments of principal are required: 10% of principal in September 2017, 15% in March and September 2018, and 20% in March and September 2019 and in March 2020. Prepayments are allowed without penalty.

The Loan is fully and unconditionally guaranteed on a senior secured basis by the Company and certain subsidiaries and is secured by certain credit and debit card receivables arising from sales in certain Brazilian restaurants operated by the Brazilian subsidiary. The Loan ranks at least pari passu in right of payment with all other unsubordinated and unsecured indebtedness of the borrower and the guarantors.

The Loan proceeds were used primarily to repay the 2016 Notes mentioned above.

The Loan agreement includes customary covenants including, among others, restrictions on the ability of the Company and certain subsidiaries to (i) pay dividends; (ii) create liens; (iii) sell certain real estate assets; (iv) enter into sale and lease-back transactions; (v) pay interest or principal on intercompany loans; and (vi) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions.

Under the Loan, the Company must maintain (i) a Consolidated Net Indebtedness to EBITDA ratio (as defined therein) lower than (a) 3.5 to 1 as of the last day of the fiscal quarter ended March 31 and June 30, 2016, (b) 3.25 to 1 as of the last day of the fiscal quarter ended September 30, 2016 and (c) 3.0 to 1 as of the last day of the fiscal quarter ended December 31, 2016 and thereafter; and (ii) an EBITDA to Consolidated Interest Expense ratio (as defined therein) greater than 2.5 to 1 as of the last day of any fiscal quarter. The Brazilian subsidiary must maintain an Adjusted Net Indebtedness to EBITDA ratio lower than 2.0 to 1 as of the last day of any fiscal quarter. The calculation of Adjusted Net Indebtedness of the Brazilian subsidiary shall exclude any intercompany indebtedness.

As of December 31, 2016, the Company was in compliance with the ratio requirements; Consolidated Net Indebtedness to EBITDA ratio and EBITDA to consolidated Interest Expense ratio were 1.90 and 3.11, respectively; and, the net indebtedness to EBITDA ratio of the Brazilian subsidiary was 0.96.

The Loan also provides for customary events of default, which, if any of them occur, would permit or require the principal and interest on all of the outstanding amount to be due and payable immediately.

12.       Long-term debt (continued)

Other required disclosure

At December 31, 2016, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2017	$19,974	$37,200	$57,174
2018	54,402	34,793	89,195
2019	71,165	31,523	102,688
2020	37,253	28,057	65,310
2021	3,782	27,267	31,049
Thereafter	404,710	53,945	458,655
Total payments	591,286	212,785	804,071
Interest	—	(212,785)	(212,785)
Discount on 2023 Notes	(5,029)	—	(5,029)
Premium on 2023 Notes	1,910	—	1,910
Fair value adjustments	(2,877)	—	(2,877)
Deferred financing cost	(5,611)	—	(5,611)
Long-term debt	$579,679	$—	$579,679

13. Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2016 and 2015:

		(Liability) Asset Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	2016	2015
Derivatives designated as hedging instruments
Forward contracts	Other receivables	$—	$454
	Accrued payroll and other liabilities	(100)	—
2013 Cross-currency interest rate swap (i)	Derivative instruments	(3,274)	4,615
2016 Cross-currency interest rate swap (i)	Derivative instruments	(27,217)	—
		(30,591)	5,069

(i)	At December 31, 2016, presented in the consolidated balance sheet as follows: $19,876 as a current liability and $10,615 as a non-current liability. At December 31, 2015, presented in the consolidated balance sheet as follows: $6,741 as a non-current asset and $2,126 as a current liability.

13.       Derivative instruments (continued)

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

The Company has entered into various forward contracts in a few territories in order to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2016, the Company has forward contracts outstanding with a notional amount of $12,295 that mature during 2017.

The Company made net (payments) collections totaling $(1,307), $2,306 and $1,451 during fiscal years 2016, 2015 and 2014, respectively, as a result of the net settlements of these derivatives.

2013 Cross-currency interest rate swap

On November 7, 2013, the Company entered into a cross-currency interest rate swap agreement (the "2013 cross-currency interest rate swap") with JP Morgan Chase Bank, N.A., to hedge all the variability in a portion (53.08%) of the principal and interest collections of its BRL intercompany loan receivable with ADBV. The agreement was amended on: November 13, 2015, June 24, 2016, July 15, 2016 and August 11, 2016. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable. Pursuant to this agreement, the Company receives interests at a fixed rate of 4.38% over a notional amount of 33.2 million ($47.3 million at the inception, $28.3 million until June 24, 2016, $30.7 million until July 15, 2016 and $32.4 million before last amendment) and pays interest at a fixed rate of 13% over a notional amount of R$108 million on March 31 and September 30 of each year.  This agreement matures on September 29, 2023 with exchange of principal.

As a result of the amendments, the Company paid $6,268 during 2016 and collected $19,817 and recorded a loss of $2,650 within “Loss from derivative instruments” in the income (loss) statement, during 2015. According to ASC 815-30-40, the amount deferred in accumulated other comprehensive income (loss) until the date of the last amendments that equals to a loss of $658 as of December 31,2016, will be amortized to earnings as the originally hedged cash flows affected income (loss) statement.

The Company paid $2,795, $1,933 and $3,512 of net interest during fiscal years 2016, 2015 and 2014, respectively.

13.       Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

The following table presents the pretax amounts affecting income and other comprehensive income for the fiscal years ended December 31, 2016, 2015 and 2014 for each type of derivative relationship:

	Forward contracts			Cross-currency interest rate swaps			Total
Derivatives in Cash Flow Hedging Relationships	2016	2015	2014	2016	2015	2014	2016	2015	2014
(Loss) Gain Recognized in Accumulated OCI on Derivative (Effective Portion)	$(1,861)	$1,903	$1,925	$(16,952)	$18,584	$3,233	$(18,813)	$20,487	$5,158
Loss (Gain) Reclassified from Accumulated OCI into Income (Effective Portion) (i)	1,307	(2,306)	(1,451)	9,935	(11,903)	(1,341)	11,242	(14,209)	(2,792)
Loss Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion) (ii)	—	—	—	—	(2,650)	—	—	(2,650)	—

(i)	The (loss) gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net (loss) gain recognized in income related to the cross-currency interest rate swap is presented in the consolidated income (loss) statement as follows: a (loss) gain of ($6,997), $13,595 and $5,084 for the fiscal year 2016, 2015 and 2014, respectively, as an adjustment to foreign exchange results and a loss of $2,938, $1,692 and $3,743, for the fiscal years 2016, 2015 and 2014, respectively, as an adjustment to net interest expense.

(ii)	In the fiscal year 2015 related to the loss incurred in connection with the amendment of the cross-currency interest rate swap agreement. These results were recorded within “Loss from derivative instruments” in the Company’s consolidated statements of income (loss).

Fair value hedge

2016 Cross-currency interest rate swap

On March 29, 2016, the Company entered into five cross-currency interest rate swap agreements (the "2016 cross-currency interest rate swap") in order to fully hedge the principal and interest cash flows of the Secured Loan Agreement described in Note 12, into BRL. The agreements were signed with the Brazilian subsidiaries of the banks participating in the secured loan. All the terms of the 2016 cross-currency interest rate swap agreements match the terms of the Secured Loan Agreement. Pursuant to these agreements, the Company receives interest in US dollar at an interest rate equal to the one it has to pay to the off-shore lenders over a notional amount of $167,3 million and pays interest in BRL at CDI plus 4.50% per year, over a notional amount of BRL 613,9 million quarterly, beginning June 2016.

During fiscal year 2016, the accrued interest amounted to $18,177. This charge does not include the effect of the secured loan agreement mentioned in Note 12, amounting to a loss of $6,519. Including this effect the total interest cost amounts to $24,696. As of December 31, 2016 all accrued interest were settled.

According to ASC 815-25-35, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item shall be recognized in earnings. If those results are not perfectly offset, the difference shall be considered as hedge ineffectiveness.

13.       Derivative instruments (continued)

Fair value hedge (continued)

2016 Cross-currency interest rate swap (continued)

The following table presents the pretax amounts affecting income for the fiscal year ended December 31, 2016:

	2016
Derivatives in Fair Value Hedging Relationships	Loss recognized in Income on hedging derivatives	Gain recognized in Income on hedging items

Cross-currency swaps (i)	(5,814)	2,877

(i)	The loss amounting to $2,938, related to the ineffective portion of derivatives, was recorded within “Loss from derivative instruments” in the Company’s consolidated statements of income (loss).

Derivatives not designated as hedging instruments

Total equity return swap

On August 13, 2012, the Company entered into a total equity return swap agreement with Goldman Sachs International (GSI) in order to minimize earning volatility related to a long-term incentive plan to reward employees implemented by ADBV in 2008, fully vested in March 2015. The agreement was renewed twice and as from the amendment signed on September 23, 2014, the Company was required to make a collateral deposit, which returned to the Company with the maturity of the agreement on September 12, 2015. During the third quarter of 2015, the Company paid $9,681 as settlement of the agreement.

The Company did not designate this swap as a hedge under ASC 815. Therefore, the agreement was carried at fair market value in the consolidated balance sheets with changes reported in earnings, within "General and administrative expenses". The interest portion was recorded within “Net interest expense” in the Company’s consolidated statement of income (loss).

The following table presents amounts affecting income related to derivatives not designated as hedging instruments:

		Loss Recognized in Income on Derivative instruments
Derivatives Not Designated as Hedging Instruments	Location of Loss Recognized in Income	2016	2015	2014
Total equity return swap	General and administrative expenses (i)	$—	$(1,743)	$(6,861)
	Net interest expense	—	(453)	(360)
Others	Loss from derivative instruments	(127)	(244)	(685)
Total		$(127)	$(2,440)	$(7,906)

(i)	For the fiscal year 2015, includes a loss amounting to $1,252 excluded from Adjusted EBITDA as from the total vesting of the plan. See Adjusted EBITDA reconciliation in Note 21.

14. Operating lease agreements

At December 31, 2016, the Company was the lessee at 2,775 locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants vary between 10 and 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalations terms vary by reporting unit, with examples including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance. However, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

In March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. The agreement includes a purchase option at the end of the lease term at fair market value and also an early purchase option at a fixed amount of $26,685 at maturity of the 24th quarterly payment. The Company was required to make a cash deposit of $5,325 as collateral for the obligations assumed under this agreement.

At December 31, 2016, future minimum payments required under existing operating leases with initial terms of one year or more are:

	Restaurant	Other	Total
2017	$136,812	$5,340	$142,152
2018	124,045	2,663	126,708
2019	110,171	1,846	112,017
2020	98,739	1,838	100,577
2021	84,291	1,395	85,686
Thereafter	382,221	4,162	386,383
Total minimum payment	$936,279	$17,244	$953,523

The following table provides detail of rent expense for fiscal years 2016, 2015 and 2014:

	2016	2015	2014
Company-operated restaurants (i)	$131,142	$135,232	$151,724
Franchised restaurants (ii)	43,311	36,381	48,814
Total rent expense	$174,453	$171,613	$200,538

(i)	Included within “Occupancy and other operating expenses” in the consolidated statements of income (loss).

(ii)	Included within “Franchised restaurants – occupancy expenses” in the consolidated statements of income (loss).

The following table provides a breakdown detail of rent expense between minimum and contingent rentals for fiscal years 2016, 2015 and 2014:

	2016	2015	2014
Minimum rentals	$122,726	$122,110	$131,463
Contingent rentals based on sales	51,727	49,503	69,075
Total rent expense	$174,453	$171,613	$200,538

15. Franchise arrangements

Individual franchise arrangements generally include a lease and a license and provide for payment of initial fees as well as continuing rent and service fees (royalties) to the Company based upon a percentage of sales with minimum rent payments. The Company’s franchisees are granted the right to operate a restaurant using the McDonald’s system and, in most cases, the use of a restaurant facility, generally for a period of 20 years. Franchisees pay related occupancy costs including property taxes, insurance and maintenance.  Pursuant to the MFAs, the Company pays initial fees and continuing service fees for franchised restaurants to McDonald’s Corporation. Therefore, the margin for franchised restaurants is primarily comprised of rental income net of occupancy expenses (depreciation for owned property and equipment and/or rental expense for leased properties).

At December 31, 2016 and 2015, net property and equipment under franchise arrangements totaled $140,000 and $131,587, respectively (including land for $39,273 and $39,452, respectively).

Revenues from franchised restaurants for fiscal years 2016, 2015 and 2014 consisted of:

	2016	2015	2014
Rent	$123,311	$121,122	$145,540
Initial fees (i)	1,386	611	564
Royalty fees (ii)	599	628	659
Total	$125,296	$122,361	$146,763

(i)	Presented net of initial fees paid to McDonald’s Corporation for $1,588, $747 and $885 in 2016, 2015 and 2014, respectively.

(ii)	Presented net of royalties fees paid to McDonald’s Corporation for $50,839, $49,742 and $63,680 in 2016, 2015 and 2014, respectively.

At December 31, 2016, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2017	$5,318	$20,365	$25,683
2018	4,824	19,372	24,196
2019	4,358	18,693	23,051
2020	3,954	17,236	21,190
2021	3,646	15,658	19,304
Thereafter	16,009	71,278	87,287
Total	$38,109	$162,602	$200,711

16. Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2016, 2015 and 2014 were as follows:

	2016	2015	2014
Puerto Rico	20%	20%	20%
Argentina, Martinique, French Guyana, Guadeloupe, St Croix, St. Thomas, Aruba and Curacao	35%	35%	35%
Brazil and Venezuela	34%	34%	34%
Colombia	40%	39%	34%
Peru	28%	28%	30%
Costa Rica and Mexico	30%	30%	30%
Panamá, Uruguay, Trinidad and Tobago and Netherlands	25%	25%	25%
Ecuador	25%	25%	22%
Chile	24%	23%	21%

Income tax expense for fiscal years 2016, 2015 and 2014 consisted of the following:

	2016	2015	2014
Current income tax expense	$54,142	$31,873	$25,060
Deferred income tax (benefit) expense	5,499	(9,057)	7,419
Income tax expense	$59,641	$22,816	$32,479

Income tax expense for fiscal years 2016, 2015 and 2014 differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income (loss) as a result of the following:

	2016	2015	2014
Pre-tax income (loss)	$138,629	$(28,553)	$(76,549)
Weighted-average statutory income tax rate (i)	35.4%	32.8%	33.4%
Income tax expense at weighted-average statutory tax rate on pre-tax income (loss)	49,030	(9,353)	(25,604)
Permanent differences:
Change in valuation allowance	(17,037)	63,880	81,360
Non-deductible expenses	11,993	6,368	15,641
Tax benefits, including Brazil and other	(14,437)	(17,377)	(45,223)
Withholding income taxes on intercompany transactions	22,379	1,557	369
Expiration and changes in tax loss carryforwards	18,291	—	7,852
Differences including exchange rate and inflation adjustment	(9,947)	(25,347)	(4,440)
Alternative taxes	(114)	2,386	3,070
Others	(517)	702	(546)
Income tax expense	$59,641	$22,816	$32,479

16.       Income taxes (continued)

(i)	Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes. Certain changes, mainly related to the remeasurement effect of the entities with a functional currency different from the local currency, have been made to the prior years weighted-average statutory income tax rate calculation for the fiscal years ended December 31, 2015 and 2014, to conform to the current year presentation.

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities at December 31, 2016 and 2015 are presented below:

	2016	2015
Tax loss carryforwards (i)	$268,389	$254,861
Purchase price allocation adjustment	30,855	37,549
Property and equipment, tax inflation	37,471	45,650
Other accrued payroll and other liabilities	15,437	13,891
Share-based compensation	4,151	3,570
Provision for contingencies	3,449	2,177
Other deferred tax assets (ii)	27,292	27,642
Other deferred tax liabilities (iii)	(13,649)	(9,618)
Property and equipment - difference in depreciation rates	(14,195)	(12,411)
Valuation allowance (iv)	(290,620)	(297,891)
Net deferred tax asset	$68,580	$65,420

(i)	As of December 31, 2016, the Company and its subsidiaries has accumulated operating tax loss carryforwards amounting to $949,634. The Company has operating tax loss carryforwards amounting to $369,663, expiring between 2017 and 2021. In addition, the Company has operating tax loss carryforwards amounting to $359,793 expiring after 2021 and operating tax loss carryforwards amounting to $220,178 that do no expire.

(ii)	Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). For the fiscal year ended December 31, 2016, include regular expenses provisions in Brazil and Colombia for $10,785 and $3,278, respectively; $5,055 related to foreign currency exchange differences in Venezuela and $3,832 in Puerto Rico, mainly related to bad debt reserve. For the Fiscal year ended December 31, 2015 include $11,745 related to foreign currency exchange differences in Venezuela.

(iii)	Primarily related to intangible assets and foreign currency exchange differences.

(iv)	In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The total amount of $68,580 for the year ended December 31, 2016, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $70,446 and $1,866, respectively.

The total amount of $65,420 for the year ended December 31, 2015, is presented in the consolidated balance sheet as current asset, non-current asset, current liability and non-current liability amounting to $12,051; $63,321; $1,728 and $8,224, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences were $123,494 at December 31, 2016 and consisted of undistributed earnings considered permanently invested in subsidiaries. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

16.       Income taxes (continued)

As of December 31, 2016 and 2015, the Company’s gross unrecognized tax benefits totaled $19 and $63 (including interests and penalties), respectively, that would favorably affect the effective tax rate if resolved in the Company’s favor.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2016	2015
Balances at beginning balance	$63	$221
Decrease for positions taken in prior years	(44)	(158)
Balances at ending balance	$19	$63

The Company is regularly under audit in multiple tax jurisdictions. It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the total amount of unrecognized tax benefits recorded. While the Company cannot estimate the impact that new information may have on the unrecognized tax benefit balance, the Company believes that the liabilities that are recorded are appropriate and adequate as determined under ASC 740. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2010.

As of December 31, 2016, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred, as of the date of the financial statements in accordance with ASC 740 in an amount of $20 million, related to assessments for the fiscal years 2010 and 2011. No formal claim has been made for fiscal years from 2012 to 2016 by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

17. Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering, which are totally vested. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2016 (for fiscal years 2016 and 2015 only restricted share units). Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant. On June 28, 2016, 1,117,380 stock option units were converted to a liability award maintaining the original conditions of the 2011 Plan.

The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date. The following variables and assumptions were used by the Company for purposes of measuring its stock options award at 2014 grant date (on the second quarter of the year):

17.       Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

2014
Grant-date stock price (i)	8.58
Weighted-average strike price	8.58
Expected volatility (ii)	35.5%
Dividend yield	2.8%
Risk-free interest rate	1.3%
Expected term	4.1

(i)	Equal to the quoted market price per Class A share at market-closing of the date of grant.

(ii)	Based on implied volatility of the Company’s Class A shares.

The resulting value of stock options and restricted share units granted was $nil and $4,067, respectively, during fiscal year 2016, $nil and $5,844, respectively, during fiscal year 2015 and $491 and $2,723, respectively, during fiscal year 2014.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $3,303, $2,788 and $6,163 during fiscal years 2016, 2015 and 2014, respectively, of which $nil, $210 and $2,503 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income (loss).

The Company recognized $688, $(1,581) and $678 of related income tax benefit (expense) during fiscal years 2016, 2015 and 2014, respectively.

Stock Options

The following table summarizes the activity of stock options during fiscal years 2016, 2015 and 2014:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2013	2,433,888	18.57	5.26
2014 annual grant	247,475	8.58	1.98
Forfeitures	(130,528)	18.14	5.27
Outstanding at December 31, 2014	2,550,835	17.62	4.94
Forfeitures	(141,130)	16.54	5.02
Expired (i)	(383,811)	20.01	5.41
Outstanding at December 31, 2015	2,025,894	21.03	5.87
Forfeitures	(80,734)	10.30	2.68
Expired (i)	(51,305)	14.05	4.02
Modification (ii)	(1,117,380)	19.07	5.30
Outstanding at December 31, 2016	776,475	15.55	4.46
Exercisable at December 31, 2016	584,103	16.99	4.88

(i) As of December 31, 2016 and 2015, Additional paid-in capital included $206 and $2,077 respectively, related to expired stock options.

17.       Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Stock Options (continued)

(ii) Corresponds to stock options converted to a liability award. The employees affected by this modification were 104. There were no incremental compensation costs resulting from the modification. As of December 31, 2016, the accumulated Additional paid-in capital related to these units as from the grant date amounts to $5,820 (net of $9 reclassified to "Accrued payroll and other liabilities non-current" in the Company’s consolidated balance sheet. The accrued liability is remeasured on a monthly basis until settlement. The following table provides a summary of the outstanding and exercisable units related to the modification:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at the modification	1,117,380	19.07	0.01
Forfeitures	(10,020)	14.33
Expired (i)	(173,961)	20.14
Outstanding at December 31, 2016	933,399	18.92	0.01
Exercisable at December 31, 2016	842,986	19.41	0.01

(i) As of December 31, 2016, Additional paid-in capital included $926, related to expired stock options.

The following table provides a summary of outstanding stock options at December 31, 2016:

	Vested (i)	Non-vested (ii)	Total
Number of units outstanding	584,103	192,372	776,475
Weighted-average grant-date fair market value per unit	4.88	3.18	4.46
Total grant-date fair value	2,852	612	3,464
Weighted-average accumulated percentage of service	100	81.4	96.7
Stock-based compensation recognized in Additional paid-in capital	2,852	498	3,350
Compensation expense not yet recognized (iii)	—	114	114

(i)	Related to exercisable awards.

(ii)	Related to awards that will vest between fiscal years 2017 and 2019.

(iii)	Expected to be recognized in a weighted-average period of 0.6 years.

17.       Share-based compensation (continued)

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2016, 2015 and 2014:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2013	942,068	18.36
2014 annual grant	317,351	8.58
Partial vesting of 2011 grant	(274,314)	21.20
Partial vesting of 2012 grant	(74,303)	14.35
Forfeitures	(47,947)	15.11
Outstanding at December 31, 2014	862,855	14.38
2015 annual grant	923,213	6.33
Partial vesting of 2011 grant	(222,781)	21.20
Partial vesting of 2012 grant	(31,772)	14.35
Partial vesting of 2013 grant	(68,300)	14.31
Forfeitures	(233,005)	9.88
Outstanding at December 31, 2015	1,230,210	7.96
2016 annual grant	865,291	4.70
Partial vesting of 2011 grant	(27,075)	21.20
Partial vesting of 2012 grant	(24,653)	14.35
Partial vesting of 2013 grant	(26,054)	14.31
Partial vesting of 2014 grant	(94,546)	8.58
Forfeitures	(142,176)	6.64
Outstanding at December 31, 2016	1,780,997	6.07
Exercisable at December 31, 2016	—	—

As of December 31, 2016, all Class A Shares were issued. Hence, the accumulated compensation expense related to partial vesting was reclassified from "Additional paid-in capital" to "Common stock".

The following table provides a summary of outstanding restricted share units at December 31, 2016:

Number of units outstanding (i)	1,780,997
Weighted-average grant-date fair market value per unit	6.07
Total grant-date fair value	10,807
Weighted-average accumulated percentage of service	49.67
Stock-based compensation recognized in Additional paid-in capital	5,368
Compensation expense not yet recognized (ii)	5,439

(i)	Related to awards that will vest between fiscal years 2017 and 2021.

(ii)	Expected to be recognized in a weighted-average period of 2.0 years.

18. Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years, substantially consistent with market. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement;

(ii)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened. On January 26, 2017, the Company reached an agreement with McDonald’s Corporation for the three-year period commenced on January 1, 2017. Refer to Note 27 for more details;

(iii)	to commit to funding a specified Strategic Marketing Plan;

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

Related to the royalties mentioned in point (i), during 2014, the Company negotiated and obtained temporary royalty waivers from McDonald’s Corporation for its operations in Venezuela considering the restrictions and regulations in place affecting its operations in that country. Therefore the Company recorded a royalty waiver amounting to $6.1 million within “Royalty fees” in the consolidated statement of income (loss), for the fiscal year ended December 31, 2014.

McDonald’s Corporation granted the Company limited waivers through and including June 30, 2016, during which time the Company was not required to comply with the financial ratios set forth in the MFA, mentioned in point (v) above. If the Company would not be in compliance with the financial requirements and would be unable to obtain an extension of the waiver or to comply with the original commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business.

The following table summarize Company’s ratios requirements for the three-month periods ended from June 30, 2014 to December 31, 2016:

	Leverage Ratio	Fixed Charge Coverage Ratio
June 30, 2014	4.38	1.48
September 30, 2014	4.59	1.44
December 31, 2014	4.65	1.42
March 31, 2015	4.62	1.40
June 30, 2015	4.61	1.45
September 30, 2015	4.56	1.48
December 31, 2015	4.40	1.56
March 31, 2016	4.80	1.67
June 30, 2016	4.40	1.64
September 30, 2016	4.08	1.67
December 31, 2016	4.21	1.64

18. Commitments and contingencies (continued)

Commitments (continued)

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2016 and 2015, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $18,112 and $20,578, respectively, presented as follows: $764 and $512 as a current liability and $17,348 and $20,066 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2016
Tax contingencies in Brazil (i)	$5,118	$7,196	$—	$—	$998	$13,312
Labor contingencies in Brazil (ii)	7,013	19,903	(17,523)	—	1,757	11,150
Other (iii)	13,947	1,478	(3,031)	(37)	(135)	12,222
Subtotal	26,078	28,577	(20,554)	(37)	2,620	36,684
Judicial deposits (iv)	(5,500)	—	—	(11,458)	(1,614)	$(18,572)
Provision for contingencies	$20,578	$28,577	$(20,554)	$(11,495)	$1,006	$18,112

Year ended December 31, 2015
Tax contingencies in Brazil (i)	$1,999	$4,616	$(9)	$(532)	$(956)	$5,118
Labor contingencies in Brazil (ii)	10,360	19,692	(19,877)	(26)	(3,136)	7,013
Other (iii)	7,780	13,421	(4,213)	(22)	(3,019)	13,947
Subtotal	20,139	37,729	(24,099)	(580)	(7,111)	26,078
Judicial deposits (iv)	(7,935)	—	684	(863)	2,614	(5,500)
Provision for contingencies	$12,204	$37,729	$(23,415)	$(1,443)	$(4,497)	$20,578

Year ended December 31, 2014
Tax contingencies in Brazil (i)	$2,235	$14	$—	$—	$(250)	$1,999
Labor contingencies in Brazil (ii)	9,484	22,726	(20,582)	(29)	(1,239)	10,360
Other (iii)	10,622	3,620	(2,974)	(543)	(2,945)	7,780
Subtotal	22,341	26,360	(23,556)	(572)	(4,434)	20,139
Judicial deposits (iv)	(7,519)	—	455	(1,857)	986	(7,935)
Provision for contingencies	$14,822	$26,360	$(23,101)	$(2,429)	$(3,448)	$12,204

(i)	In 2014, mainly related to tax on bank account transactions (CPMF). In 2015 and 2016 it also includes indirect tax matters (PIS/COFINS).

(ii)	It primarily relates to dismissals in the normal course of business.

(iii)	It mainly relates to tax and labor contingencies in other countries.

18. Commitments and contingencies (continued)

Provision for contingencies (continued)

(iv)	It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2016, there are certain matters related to the interpretation of tax and labor laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $89 million and $122 million.

Additionally, there is a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”). The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. The Company believes that a final negative resolution has a low probability of occurrence.

During 2014, another franchisee filed a complaint (“the related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. Although this case is in its early stages, the Company believes that a final negative resolution has a low probability of occurrence, since its close resemblance to the Puerto Rican franchisees lawsuit.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of  $31 million. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that the Company must participate and contribute funds to the association. However, the Court did not specify any amount for which the Company should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. The Company is opposing this claim vigorously because it believes that there is no legal basis for it, considering: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, and (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments. According to the points previously mentioned, the Company believes that a final negative resolution has a low probability of occurrence, therefore no provision has been recorded.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

At December 31, 2016, the non-current portion of the provision for contingencies includes $5,170 related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a current asset and non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet. The current asset in respect of McDonald’s Corporation’s indemnity represents the amount of cash to be received as a result of settling certain Brazilian labor and tax contingencies.

19. Disclosures about fair value of financial instruments

As defined in ASC 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

19. Disclosures about fair value of financial instruments (continued)

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Assets
Cash equivalents	$132,040	$—	$—	$132,040
Total Assets	$132,040	$—	$—	$132,040
Liabilities
Derivatives	$—	$30,591	$—	$30,591
Share-based compensation	—	512	—	512
Secured loan agreement	—	164,385	—	164,385
Total Liabilities	$—	$195,488	$—	$195,488

The derivative contracts were measured based on quotes from the Company’s counterparties. Such quotes have been derived using models pricing or discounted cash analysis that incorporate observable market parameters for all significant inputs such as interest yield curves, options volatilities and currency rates and that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At December 31, 2016, the fair value of the Company’s short-term and long-term debt was estimated at $435,228, compared to a carrying amount of $422,329. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2016, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

20. Certain risks and concentrations

The Company’s financial instruments that are exposed to concentration of credit risk primarily consist of cash and cash equivalents and accounts and notes receivable. Cash and cash equivalents are deposited with various creditworthy financial institutions, and therefore the Company believes it is not exposed to any significant credit risk related to cash and cash equivalents. Concentrations of credit risk with respect to accounts and notes receivable are generally limited due to the large number of franchisees comprising the Company’s franchise base.

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. See Note 22 for additional information pertaining to the Company’s Venezuelan operations.

21. Segment and geographic information

 The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those described in Note 3.

As from January 1, 2016, the Company made changes in the allocation of certain expenses previously included in the corporate segment to the operating divisions in order to align the financial statement presentation with the revised allocation used by the Company's management as from that date. In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new allocation of expenses.

The following table presents information about profit or loss and assets for each reportable segment:

	For the fiscal years ended December 31,
	2016	2015	2014
Revenues:
Brazil	$1,333,237	$1,361,989	$1,816,046
Caribbean division	409,671	398,144	594,220
NOLAD	363,965	367,364	385,114
SLAD	821,757	925,243	855,685
Total revenues	$2,928,630	$3,052,740	$3,651,065

Adjusted EBITDA:
Brazil	$168,076	$174,102	$220,711
Caribbean division	18,049	2,059	(11,284)
NOLAD	36,288	31,424	25,035
SLAD	76,327	100,718	82,859
Total reportable segments	298,740	308,303	317,321
Corporate and others (i)	(60,295)	(78,132)	(65,647)
Total adjusted EBITDA	$238,445	$230,171	$251,674

21.       Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2016	2015	2014
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$238,445	$230,171	$251,674

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(92,969)	(110,715)	(116,811)
Gains from sale or insurance recovery of property and equipment	57,244	12,308	3,379
Write-offs and related contingencies of property and equipment	(5,776)	(6,038)	(7,111)
Impairment of long-lived assets	(7,697)	(12,343)	(50,886)
Impairment of goodwill	(5,045)	(679)	(2,029)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	—	(210)	(2,503)
Reorganization and optimization plan expenses	(5,341)	(18,346)	(4,707)
ADBV Long-Term Incentive Plan incremental compensation from modification	(281)	(741)	(149)
Operating income	178,580	93,407	70,857
(Less) Plus:
Net interest expense	(66,880)	(64,407)	(72,750)
Loss from derivative instruments	(3,065)	(2,894)	(685)
Foreign currency exchange results	32,354	(54,032)	(74,117)
Other non-operating (expenses) income, net	(2,360)	(627)	146
Income tax expense	(59,641)	(22,816)	(32,479)
Net income attributable to non-controlling interests	(178)	(264)	(305)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$78,810	$(51,633)	$(109,333)

21. Segment and geographic information (continued)

	For the fiscal years ended December 31,
	2016	2015	2014
Depreciation and amortization:
Brazil	$43,733	$48,849	$60,261
Caribbean division	27,376	30,998	29,142
NOLAD	21,975	25,733	28,565
SLAD	14,477	19,340	19,989
Total reportable segments	107,561	124,920	137,957
Corporate and others (i)	5,478	8,068	8,202
Purchase price allocation (ii)	(20,070)	(22,273)	(29,348)
Total depreciation and amortization	$92,969	$110,715	$116,811

Property and equipment expenditures:
Brazil	$42,657	$40,482	$100,455
Caribbean division	14,387	11,756	18,717
NOLAD	10,117	14,623	23,680
SLAD	24,967	23,623	25,423
Others	154	480	1,538
Total property and equipment expenditures	$92,282	$90,964	$169,813

	As of December 31,
	2016	2015
Total assets:
Brazil	$726,250	$612,074
Caribbean division	355,568	382,022
NOLAD	247,546	308,632
SLAD	246,344	242,081
Total reportable segments	1,575,708	1,544,809
Corporate and others (i)	82,822	36,946
Purchase price allocation (ii)	(153,477)	(178,553)
Total assets	$1,505,053	$1,403,202

(i)	Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31, 2016, corporate assets primarily include corporate cash and cash equivalents and a collateral deposit. As of December 31, 2015, corporate assets also included derivative instruments.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

21.       Segment and geographic information (continued)

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. See Note 3 for more details. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $847,966 and $833,357 at December 31, 2016 and 2015, respectively. All of the Company’s long-lived assets are related to foreign operations.

22. Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VEF) held by its Venezuelan subsidiaries remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access the official exchange rate to pay dividends and has been limited in its ability to pay royalties at the official exchange rate.

Revenues and operating loss of the Venezuelan operations were $51,615 and $(8,608), respectively, for fiscal year 2016; $40,898 and $(28,329), respectively, for fiscal year 2015; and $187,588 and $(74,962), respectively, for fiscal year 2014.

Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations. As a consequence, the Company reassessed the exchange rate used for remeasurement purposes as follows:

			Effects of exchange rate change
Period	Exchange rate System applied	Exchange rate at System date change (VEF per US dollar)	Write down of inventories (i)	Impairment of long-lived assets (i)	Foreign currency exchange loss
From February 8, 2013 to February 28, 2014	Official exchange rate	6.30	—	—	15,379
From March 1, 2014 to May 31, 2014	SICAD	11.80	7,611	—	19,697
From June 1, 2014 to February 28, 2015	SICAD II	49.98	9,937	45,186	38,963
From March 1, 2015 to March 9, 2016	SIMADI	177.00	3,250	7,804	8,046
From March 10, 2016 up to date	DICOM	215.34	401	—	117

(i)	Presented within Other operating income (expenses), net

(ii)	Presented within Foreign currency exchange results

Effective from March 10, 2016, a new Exchange Agreement was issued that set forth the new rules that govern foreign exchange transactions carried out by public and private entities and individuals in Venezuela. Hereafter, the SICAD and SIMADI systems were eliminated and a dual exchange system was created: (i) the protected rate called DIPRO, with an initial exchange rate of 10 VEF per US dollar, and (ii) the supplementary floating market rate called DICOM, with an initial exchange rate of 215.34 VEF per US dollar. As of December 31, 2016, DICOM exchange rate settled at 673.76 VEF per US dollar.

22. Venezuelan operations (continued)

As of December 31, 2016, the Company’s local currency denominated net monetary position, which would be subject to remeasurement in the event of further changes in the DICOM rate was $3.6 million (including $9.6 million of cash and cash equivalents). Venezuela’s non-monetary assets were $52.4 million at December 31, 2016 and included approximately $42.6 million of fixed assets and advances to suppliers.

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although these regulations caused a delay in the pricing plan, the Company was able to increase prices during the fiscal year ended December 31, 2016.

The Company’s Venezuelan operations, and the Company’s ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

23. Shareholders’ equity

Authorized capital

The Company is authorized to issue to 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At December 31, 2013, the Company had 209,867,426 shares issued and outstanding with no par value, consisting of 129,867,426 class A shares and 80,000,000 class B shares.

During fiscal years 2016, 2015 and 2014, the Company issued 172,328, 322,853 and 348,617 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan. Therefore, at December 31, 2016, 2015 and 2014 the Company had 210,711,224; 210,538,896 and 210,216,043 shares issued and outstanding with no par value, consisting of 130,711,224; 130,538,896 and 130,216,043 Class A shares, respectively, and 80,000,000 for Class B shares for each year.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities and the Company is able to pay its debts as they become due.

During fiscal years 2016 and 2015, the Company did not declare a dividend distribution to its shareholders, with respect to its results of operations for fiscal years 2015 and 2014, respectively. During fiscal year 2014, the Company declared dividend distributions totaling $50,036. The last installment of that distribution was paid during the fiscal year 2015, amounting to $12,509.

23.       Shareholders’ equity (continued)

Distribution of dividends (continued)

During April and May, 2014, the Company paid dividends on restricted share units under the 2011 Equity Incentive Plan amounting to $382.

Accumulated other comprehensive loss

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of December 31, 2016 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive (loss) income
Balances at December 31, 2013	$(217,136)	$(768)	$(831)	$(218,735)
Other comprehensive (loss) income before reclassifications	(85,753)	5,158	(544)	(81,139)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	(2,792)	199	(2,593)
Net current-period other comprehensive (loss) income	(85,753)	2,366	(345)	(83,732)
Balances at December 31, 2014	(302,889)	1,598	(1,176)	(302,467)
Other comprehensive (loss) income before reclassifications	(128,301)	20,487	(213)	(108,027)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement of income	—	(14,209)	440	(13,769)
Net current-period other comprehensive (loss) income	(128,301)	6,278	227	(121,796)
Balances at December 31, 2015	(431,190)	7,876	(949)	(424,263)
Other comprehensive loss before reclassifications	(9,891)	(18,813)	(310)	(29,014)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement income	—	11,242	386	11,628
Net current-period other comprehensive (loss) income	(9,891)	(7,571)	76	(17,386)
Balances at December 31, 2016	$(441,081)	$305	$(873)	$(441,649)

(i)	Related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

24. Earnings (loss) per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal years ended December 31,
	2016	2015	2014
Net income (loss) attributable to Arcos Dorados Holdings Inc. available to common shareholders	$78,810	$(51,633)	$(109,333)
Weighted-average number of common shares outstanding - Basic	210,646,955	210,436,232	210,105,059
Incremental shares from assumed exercise of stock options (a)	—	—	—
Incremental shares from vesting of restricted share units	377,653	160,122	239,171
Weighted-average number of common shares outstanding - Diluted	211,024,608	210,596,354	210,344,230

Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.37	$(0.25)	$(0.52)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.37	$(0.25)	$(0.52)

(a)	Options to purchase shares of common stock were outstanding during fiscal years 2016, 2015 and 2014. See Note 17 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

25. Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Mexico, Venezuela, Uruguay and Perú (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axionlog Distribution B.V., a holding company of the Axionlog Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, in line with interest rates prevailing in the market at the time of the agreement. Notwithstanding the fact that the loan maturity date was November 7, 2016 the parties decided to terminate the agreement early as of May 27, 2016. As a result, the Company collected the outstanding principal amount of $1,800.

25.       Related party transactions (continued)

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2016 and 2015:

	As of December 31,
	2016	2015
Accounts and notes receivable	$—	$1,854
Other receivables	1,050	2,266
Miscellaneous	3,612	1,729
Accounts payable	(10,355)	(5,110)

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2016, 2015 and 2014:

	Fiscal years ended December 31,
	2016	2015	2014
Food and paper (i)	$(163,536)	$(164,882)	$(199,801)
Occupancy and other operating expenses	(3,882)	(2,499)	(2,251)
Other operating expenses, net (ii)	—	—	16,986
Net interest income	47	461	1,387

(i)	Includes $40,714 of distribution fees and $122,822 of suppliers purchases managed through the Axionlog Business for the fiscal year ended December 31, 2016; $44,170 and $120,712, respectively, for the fiscal year ended December 31, 2015; and $45,143 and $154,658, respectively, for the fiscal year ended December 31, 2014.

(ii)	Related to inventory sales with a cost of $16,986 for the fiscal year 2014 (the net effect on such income statement line was nil). No such transaction took place in the fiscal years 2016 and 2015.

As of December 31, 2016 and 2015, the Company had other receivables totaling $1,315 and $142, respectively and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $1,299 and $1,386, respectively.

26. Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2016
Deducted from assets accounts:
Allowance for doubtful accounts	$12,768	$5,367	$(1,647)	$(121)	$16,367
Valuation allowance on deferred tax assets	297,891	36,778	(24,967)	(19,082)	290,620
Reported as liabilities:
Provision for contingencies	20,578	28,577	(32,049)	1,006	18,112
Total	$331,237	$70,722	$(58,663)	$(18,197)	$325,099
Year ended December 31, 2015
Deducted from assets accounts:
Allowance for doubtful accounts	$9,373	$6,656	$(2,615)	$(646)	$12,768
Valuation allowance on deferred tax assets	301,012	49,879	(401)	(52,599)	297,891
Reported as liabilities:
Provision for contingencies	12,204	37,729	(24,858)	(4,497)	20,578
Total	$322,589	$94,264	$(27,874)	$(57,742)	$331,237
Year ended December 31, 2014
Deducted from assets accounts:
Allowance for doubtful accounts	$5,098	$6,567	$(800)	$(1,492)	$9,373
Valuation allowance on deferred tax assets	270,057	76,085	(4,389)	(40,741)	301,012
Reported as liabilities:
Provision for contingencies	14,822	26,360	(25,530)	(3,448)	12,204
Total	$289,977	$109,012	$(30,719)	$(45,681)	$322,589

(i)	Additions in valuation allowance on deferred tax assets are charged to income tax expense.

Additions in provision for contingencies are explained as follows:

Fiscal years 2016, 2015 and 2014 – Relate to the accrual of $28,577, $37,729 and $26,360, respectively. See Note 18 for details.

(ii)	Deductions in valuation allowance on deferred tax assets are charged to income tax expense.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements and reclassifications amounting to $20,554 and $11,495, respectively, during fiscal year 2016; $23,415 and $1,443, respectively, during fiscal year 2015; and $23,101 and $2,429, respectively, during fiscal year 2014; as discussed in Note 18.

27. Subsequent events

On January 26, 2017, as mentioned in Note 18, the Company reached an agreement with McDonald’s Corporation related to the restaurant opening and reinvestment plan for the three-year period commenced on January 1, 2017. Under the agreement, the Company committed to open 180 new restaurants and to reinvest $292 million in existing restaurants. In addition, on January 25, 2017, McDonald’s Corporation agreed to provide growth support for the same period. The Company projects that the impact of this support could result in an effective royalty rate of 5.3% in 2017, 5.7% in 2018 and 5.9% in 2019.